EXHIBIT 99.8
Notice to ASX/LSE

19 December 2022

Block listing

Rio Tinto plc (the “Company”) has made an application to the Financial Conduct Authority and the London Stock Exchange for the block listing of 32,000 ordinary shares of 10 pence each in the Company to be admitted to the Official List and to be traded on the Main Market of the London Stock Exchange.

The shares will be issued pursuant to the rules of the Company’s Global Employee Share Plan and will rank pari passu with the Company’s existing issued shares.

It is expected that admission will be effective on 21 December 2022.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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